02040943

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

1-12897
(Commission File Number)

PROVIDIAN FINANCIAL CORPORATION 401(k) PLAN

(Full title of the plan)

PROVIDIAN FINANCIAL CORPORATION
201 Mission Street, San Francisco, California 94105
(Name and address of issuer of the securities)

Financial Statements and Exhibits

(a) Financial Statements

The Providian Financial Corporation 401(k) Plan audited financial statements for the year ended December 31, 2001 prepared in accordance with the financial reporting requirements of ERISA.

(b) Exhibits

Exhibit 23: Consent of Independent Auditors.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Providian Financial Corporation 401(k) Plan
(Name of Plan)

Date: June 28, 2002

By: [signature]
Anthony Vuoto on behalf of
Providian Financial Corporation,
as Plan Administrator

Exhibit Index

Exhibit 23 Consent of Independent Auditors

Audited Financial Statements and Supplemental Schedules

Providian Financial Corporation 401(k) Plan as of December 31, 2001 and 2000 and for the year ended December 31, 2001 with Report of Independent Auditors

Providian Financial Corporation 401(k) Plan

Audited Financial Statements
and Supplemental Schedules

As of December 31, 2001 and 2000
and for the year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

Board of Directors
Providian Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Providian Financial Corporation 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 17, 2002

Providian Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Cash	**$ –**	$ 11,834
Investments, at fair value	**117,591,582**	157,477,557
Receivables:		
Employee contributions	**1,087**	519,019
Employer contributions	**9,355,704**	12,805,647
Total receivables	**9,356,791**	13,324,666
Net assets available for benefits	**$ 126,948,373**	$ 170,814,057

See accompanying notes.

Providian Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions	
Interest and dividend income:	
Interest	$ 616,035
Dividends	2,961,970
Total interest and dividend income	3,578,005
Contributions:	
Employer	15,065,096
Employee	18,097,067
Rollovers	1,761,775
Total contributions	34,923,938
Total additions	38,501,943
Deductions	
Net realized and unrealized depreciation in fair value of investments	71,048,465
Benefit payments	11,305,841
Administrative fees	13,321
Total deductions	82,367,627
Net decrease in net assets available for benefits	(43,865,684)
Net assets available for benefits at beginning of year	170,814,057
Net assets available for benefits at end of year	$ 126,948,373

See accompanying notes.

1. Description of the Plan

The following description of the Providian Financial Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

Providian Financial Corporation (the "Plan Sponsor") established the Plan as a defined contribution plan for the benefit of its employees and the employees of its subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and of the Employee Retirement Income Security Act of 1974 ("ERISA").

Under the Plan, generally all employees who are regularly scheduled to work at least 20 hours per week or who have completed 1,000 hours of service per plan year are eligible, except employees covered under a collective bargaining agreement, nonresident aliens and agency or leased employees. Eligible employees may participate on the first day of the third month of continuous employment.

Contributions

Employee contributions to the Plan are deducted by the employer from compensation on a pre-tax basis, at the election of the employee, and are limited to a maximum of 13% of compensation for the Plan year. Additionally, employees may elect to make after-tax voluntary contributions up to a maximum of 6% of compensation for the Plan year. The employee's pre-tax contributions and after-tax contributions may not exceed a combined total of 13% of compensation. Contributions made during the Plan year may not exceed the contribution limitations established by the Internal Revenue Service. Employees may direct their pre-tax and after-tax contributions into any number of investment options offered under the Plan.

1. Description of the Plan (continued)

Contributions (continued)

All contributions made pursuant to the provisions of the Plan are administered for the exclusive benefit of the participating employees and their beneficiaries.

The Plan Sponsor may make matching contributions in an amount determined at the discretion of the Plan Sponsor. These matching contributions may be made in the form of the common stock of the Plan Sponsor or cash that will be used to purchase Plan Sponsor stock. During 2001, matching contributions were made in an amount equal to 55% of the first 6% of compensation contributed by the employee

The Plan Sponsor may, at its sole discretion, make an annual profit sharing contribution to the Plan. The Plan participant's share of the profit sharing contribution is invested in the same manner as the participant's own contributions. All eligible Plan participants who have completed one year of service are eligible to receive a profit sharing contribution regardless of participation in the elective 401(k) program. During 2002, the Plan Sponsor approved the 2001 profit sharing contribution in the amount of 3.75% of eligible compensation earned during 2001.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's matching and profit sharing contributions and (b) plan earnings, and is charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Plan Sponsor's current and future matching and profit sharing contributions. At December 31, 2001 and 2000, the amount of unallocated forfeited matching contributions available to offset future matching contributions is $10,945 and $124,841, respectively. The amount of unallocated forfeited profit sharing contributions at December 31, 2001 and 2000 used to offset each year's profit sharing contribution is $4,266,639 and $1,366,016, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

1. Description of the Plan (continued)

Vesting

Participants are immediately 100% vested in their contributions plus earnings thereon. A participant's vested interest in the employer matching and profit sharing contributions is determined according to the following schedule:

Employer Match

Years of Service	Vested Percentage
0 to less than 3 years	0%
3 years	50%
4 years or more	100%

Profit Sharing Contributions

Years of Service	Vested Percentage
0 to less than 3 years	0%
3 years	20%
4 years	40%
5 years	60%
6 years	80%
7 years or more	100%

Participant Notes Receivable

The Plan includes provisions for each participant to borrow a minimum of $1,000 up to the lesser of $50,000 or 50% of the vested portion of the participant's account, exclusive of matching and profit sharing contributions. Interest on loans is fixed at the prime commercial lending rate plus 1% as of the first day of the month in which the loan is issued. Repayment terms vary from one to five years unless the loan is for a principal residence, in which case the repayment term may be up to ten years. Participant loan payments are deducted from employee's compensation and forwarded to the Plan's trustee.

1. Description of the Plan (continued)

Payment of Benefits

Upon death, disability, retirement or termination of service, participants may receive a distribution equal to their vested account balance. Distributions may be made in a lump-sum amount, annual installments over a period not to exceed the participant's life expectancy, or an annuity, at the election of the participant.

Administrative Fees

The Plan Sponsor pays all costs and expenses incurred in administering the Plan, except certain participant administrative fees, such as loan account fees, in-service withdrawal fees and minimum required distribution fees, which are paid by the participant.

Plan Termination

The Plan Sponsor reserves the right at any time to amend in whole or in part any or all of the provisions of the Plan. No such amendment will reduce the benefits of any participant attributable to contributions made before the amendment takes effect unless the amendment is necessary to qualify the Plan under the Code, nor shall any amendment be made by which any funds attributable to vested contributions may be used except for the exclusive benefit of participants and their beneficiaries. Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States that require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Depreciation in Fair Value of Investments
Common stock	$ (61,209,635)
Shares of registered investment companies	(9,838,830)
	$ (71,048,465)

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31	
	2001	**2000**
Fidelity Balanced Fund	**$ 30,936,176**	$ 23,661,158
Fidelity Equity – Income Fund	**18,712,222**	18,391,552
Fidelity Retirement Money Market Portfolio	**11,311,718**	**
Fidelity Blue Chip Growth Fund	**7,733,322**	**
Baron Growth Fund	**10,619,863**	**
PIMCO Total Return Fund	**7,890,588**	**
Spartan U.S. Equity Index Fund	**6,819,224**	**
Providian Financial Corporation Common Stock*	**	63,623,911
Alger Small Cap Growth Fund	**	13,650,869

* Nonparticipant-directed

** Fair value of these investments does not exceed 5% of the Plan's net assets for the year indicated.

4. Nonparticipant-Directed Investments

The only nonparticipant-directed investments in the Plan are held in the Providian Financial Corporation Common Stock fund, which also holds participant-directed investments. The investment activity cannot be split between participant-directed and nonparticipant-directed transactions; therefore the entire investment is reflected as nonparticipant-directed.

4. Nonparticipant-Directed Investments (continued)

The information below regarding net assets and the significant components of changes in net assets relates to both the nonparticipant-directed and participant-directed transactions in the Plan's investment in Providian Financial Corporation Common Stock.

	December 31	
	2001	**2000**
Net assets:		
Providian Financial Corporation Common Stock	**$ 6,004,254**	$ 63,623,911

	Year ended December 31 2001
Changes in net assets:	
Contributions	$ 6,719,657
Interest and dividends	117,396
Net realized and unrealized depreciation in fair value	(61,209,635)
Benefit payments	(3,117,828)
Transfers to participant directed investments	(124,485)
Administrative fees	(4,762)
	$ (57,619,657)

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated May 24, 1995, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6. Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2001:

Net assets available for benefits per the financial statements	$ 126,948,373
Amounts allocated on Form 5500 to withdrawn participants	(691,885)
Net assets available for benefits per the Form 5500	$ 126,256,488

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	$ 11,305,841
Add: Amount allocated on Form 5500 to withdrawn participants	691,885
Benefits paid to participants per Form 5500	$ 11,997,726

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

7. Transactions with Parties-in-Interest

Transactions in shares of the Plan Sponsor's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2001, the Plan made purchases of $8,526,041 and sales of $4,936,064 of the Plan Sponsor's common stock.

8. Subsequent Events

Plan Amendments

Certain changes to the plan document became effective January 1, 2002. These changes include accelerated vesting for the employer matching contributions whereby participants will vest at a rate of 33 1/3% per year of service becoming fully vested upon completion of three years of service, limiting distributions to be made in a lump-sum payment only, increasing the allowable deferral percentages from 13% to 16%, as well as incorporating other required changes to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001.

8. Subsequent Events (continued)

Plan Amendments

Effective January 1, 2002, the Plan was further amended to allow participants to direct employer matching and employer profit sharing contributions to any of the investment fund options.

Partial Plan Termination

The Plan Sponsor has experienced significant layoffs in personnel during 2001 and 2002. The Plan Sponsor has determined that a partial plan termination did not occur in 2001. However, during 2002, the Plan Sponsor decided to allow full vesting to all participants released in connection with a reduction-in-force, effective retroactively to when the layoffs commenced in the fourth quarter of 2001.

Supplemental Schedules

Providian Financial Corporation 401(k) Plan

EIN 94-2933952 Plan 001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common stock:			
*	Providian Financial Corporation	1,691,339 shares	$ 25,128,872	$ 6,004,254
	Registered investment companies:			
	Baron Growth Fund	346,262 shares	**	10,619,863
*	Fidelity Balanced Fund	2,076,253 shares	**	30,936,176
*	Fidelity Blue Chip Growth Fund	180,096 shares	**	7,733,322
*	Fidelity Diversified International Fund	279,453 shares	**	5,331,965
*	Fidelity Equity – Income Fund	383,683 shares	**	18,712,222
*	Fidelity Freedom 2000 Fund	7,273 shares	**	83,788
*	Fidelity Freedom 2010 Fund	43,179 shares	**	544,482
*	Fidelity Freedom 2020 Fund	69,560 shares	**	875,063
*	Fidelity Freedom 2030 Fund	104,528 shares	**	1,312,870
*	Fidelity Freedom 2040 Fund	21,446 shares	**	158,484
*	Fidelity Freedom Income Fund	8,489 shares	**	92,785
*	Fidelity Low-Priced Stock Fund	96,665 shares	**	2,650,568
*	Fidelity Retirement Money Market Portfolio	11,311,718 shares	**	11,311,718
*	Fidelity OTC Portfolio	83,066 shares	**	2,589,179
	Spartan U.S. Equity Index Fund	167,796 shares	**	6,819,224
	Domini Social Equity Fund	13,443 shares	**	367,937
	PIMCO Total Return Fund	754,358 shares	**	7,890,588
	Templeton World Fund A	25,247 shares	**	375,164
*	Participant notes receivable	Collateralized loans maturing through 2010, interest rates ranging from 5.75% to 10.5%	–	3,181,930
				$ 117,591,582

* Party-in-interest to the Plan

** Investments are participant-directed; thus, cost information is not applicable

Providian Financial Corporation 401(k) Plan

EIN 94-2933952 Plan 001

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2001

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (iii) – Series of transactions in excess of 5% of plan assets						
Providian Financial Corporation	Common stock					
	Purchases	$ 8,526,041	$ –	$ 8,526,041	$ 8,526,041	$ –
	Sales	–	4,936,064	2,337,593	4,936,064	2,598,471

There were no category (ii) or (iv) reportable transactions during 2001.

Columns (e) Lease Rental and (f) Expense Incurred with Transaction have not presented as this information is not applicable.

Exhibit 23

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-33806) pertaining to the Providian Financial Corporation 401(k) Plan of our report dated May 17, 2002, with respect to the financial statements and supplemental schedules of the Providian Financial Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

San Francisco, California
June 26, 2002